Exhibit 99.96

FOR IMMEDIATE RELEASE

Bitzero and OneQode Sign Binding Letter for 110MW, 15-year Lease for AI Deployment at Norway site

Definitive Agreement would anchor ~US$2.6 billion in contracted revenues for Bitzero with initial commissioning targeted for the first half of 2027

VANCOUVER, BC & SINGAPORE, MAY 5, 2026 // Bitzero Holdings Inc. (CSE: BITZ.U) (OTCQB: BTZRF) (FSE: 000), a provider of sustainable blockchain and high-performance compute (HPC) data center infrastructure, and OneQode Networks Pte. Ltd. (“OneQode”), a high-performance cloud and network infrastructure provider, are pleased to announce that today they have signed a binding letter for a 15-year lease agreement whereby OneQode will secure 110MW of capacity at Bitzero’s Norway data centre site to support the deployment of high-performance AI workloads (the “Binding Letter”).

Under the Binding Letter, OneQode plans a large-scale GPU deployment across the 110MW, with capacity rolled out in phases. Initial commissioning is targeted for the first half of 2027, with the parties intending to share further technical, platform, and ecosystem details as the deployment plan progresses.

“This letter with OneQode marks a pivotal milestone for Bitzero,” said Mohammed Bakhashwain, Founder and CEO of Bitzero. “A lease with OneQode would represent exactly the kind of large-scale, high-performance customer demand we intended the site to support. Selecting OneQode as both our strategic partner and prospective tenant would enable vertical integration by linking telecommunications with a high-performance computing platform. We look forward to working with OneQode toward a definitive agreement to bring high-performance AI infrastructure to our Norway site.”

OneQode has selected Bitzero’s Norway site for its proven track record of operating energy intensive workloads, and a combination of abundant renewable energy, cool climate, favourable operating conditions, and growing strategic importance as a location for power-dense digital infrastructure. Bitzero’s site, located in the country’s NO4 region - among Europe’s most cost-efficient and sustainable power markets - is powered by hydroelectric energy and designed to provide the power, site infrastructure, and operating environment required for next-generation AI and HPC deployments.

“This is a major step forward for OneQode’s AI infrastructure roadmap,” said Matthew Shearing, Founder and CEO of OneQode. “The AI market is moving quickly, but the bottleneck is no longer just access to GPUs. It is access to power, network, cooling, land, deployment capability, and the operational model needed to bring large-scale AI infrastructure online in the right locations. Bitzero has done the hard work of developing a world-class site in Norway with the fundamentals required for this type of deployment, and we’re thrilled to be working with them. Together, we have the opportunity to bring significant AI capacity online in one of Europe’s most attractive digital infrastructure markets.”

The companies expect the Norway site to support a range of high-performance workloads, including enterprise AI, AI training and inference, and sovereign AI.

Under the terms of the Binding Letter, OneQode will pay to Bitzero approximately US$2.6 billion in total revenue over the lifetime of the lease, excluding annual escalation adjustments, power costs, and phased deployment timing. Bitzero’s expected site net operating income margin is 85% with an implied dollar value of $151 million annually. This estimate is provided for illustrative purposes only and assumes full capacity from commencement. The 110MW represents the full initial power capacity at Bitzero's Norway site. The 110MW represents the full initial power capacity at Bitzero's Norway data centre site in Namsskogan. Bitzero operates three additional data centre sites across Scandinavia and North America, including its Kokemäki, Finland campus with a planned capacity of up to 1GW. The proposed lease is consistent with Bitzero's disclosed strategy of diversifying its infrastructure toward HPC and AI workloads.

Completion of a definitive lease agreement is subject to a number of conditions, including: (i) satisfactory completion of mutual technical, legal, and financial due diligence; (ii) mutual agreement on detailed data hall designs and specifications; (iii) receipt of all necessary consents, registrations, and approvals; (iv) agreement on the form, amount, and provider of credit support; and (v) negotiation and execution of definitive transaction documents. There can be no assurance that these conditions will be satisfied or that a definitive agreement will be entered into.

About Bitzero

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high performance compute (HPC), and strategic data center hosting partnerships. Bitzero Holdings Inc. operates four data center locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.Bitzero.com for more information.

About OneQode

OneQode is a global provider of performance digital infrastructure. With a vertically-integrated platform that spans cloud compute, low-latency networking and sovereign technology across over 30 datacentres in 5 continents, they enable enterprises, governments and performance-hungry businesses to run AI & mission-critical workloads at scale, across the globe. Learn more at oneqode.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information in this press release includes, but is not limited to, statements regarding: the execution of a definitive lease agreement between OneQode and Bitzero; the proposed base rent, term, and capacity contemplated by the Binding Letter; the estimated aggregate base rent of approximately US$2.6 billion over the proposed 15-year term; the construction, commissioning, and energization of Bitzero's Norway data centre site; the timing of OneQode's deployment of GPU-based AI infrastructure at the site; the deployment of AI compute capacity in the first half of 2027; and the nature of workloads expected to be supported at the site. Forward-looking information is based on certain assumptions, including: that the parties will successfully negotiate and execute definitive transaction documents on terms consistent with or substantially similar to those contemplated by the Binding Letter; that all conditions precedent to closing will be satisfied or waived, including the completion of mutual due diligence, receipt of necessary consents and approvals, and agreement on credit support arrangements; that the Norway site will be constructed and commissioned on the timelines described; that GPUs and supporting infrastructure will be delivered on schedule by third parties; and that general economic, market, and industry conditions will not materially deteriorate.

Forward-looking information is subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied, including but not limited to: failure to negotiate or execute definitive transaction documents; failure to satisfy conditions precedent, including credit support requirements; construction and supply-chain delays; regulatory approvals not being obtained on a timely basis or at all; changes in energy costs, grid availability, or Norwegian regulatory requirements; the timely delivery of GPUs and supporting infrastructure by third parties; currency fluctuations; and general economic and market conditions. There can be no assurance that the proposed transaction will be completed as contemplated, or at all.

The forward-looking information contained in this press release is made as of the date hereof, and the Company does not undertake to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.

OneQode Media Contact

media@oneqode.com

Bitzero Contact

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Bitzero Investor Relations Contact

Victoria Rutherford

480-625-5772

Victoria@adcap.ca